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                                                                    EXHIBIT 12.1

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                          Period from
                                           inception                           Nine-months        Year            Year
                                        (July 27, 1993)      Year ended          ended           ended           ended
                                          to March 31,        March 31,       December 31,    December 31,     December 31,
                                             1994               1995              1995            1996            1997
                                        --------------       ----------       ------------    ------------     -----------
Income (loss) before income taxes......     $(140)            $(1,866)           $(3,974)       $(13,364)      $(22,986)

Fixed charges (1)......................       -                    22               -                 77          1,240

Total earnings plus fixed charges......      (140)             (1,844)            (3,974)        (13,557)       (21,746)

Fixed charges (1)......................       -                    22               -                 77          1,240

Ratio of earnings to fixed charges (2).       -                    -                -               -             -

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(1)  Fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

(2) Earnings were inadequate to cover fixed charges by $1,844,000, $13,557,000, and $21,746,000 for the year ended March 31, 1995 and for the years ended December 31, 1996 and 1997, respectively. The Company had no fixed charges during the period from inception (July 27, 1993) through March 31, 1994 and the nine months ended December 31, 1995.